Exhibit 12.1

Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Share Dividends

	Year Ended December 31,
	2011	2010	2009	2008	2007
	(In thousands, except ratio computation)

Pretax (loss) income from continuing operations before adjustment for noncontrolling interest	$(37,308)	$(21,765)	$11,775	$30,031	$42,519

Add back:
Fixed charges and preferred dividends	35,878	34,875	31,450	38,414	48,936
Distributed income of equity investees	4,413	2,904	3,836	6,389	5,934

Deduct:
Equity in (earnings) loss of equity investees	(1,669)	221	(1,328)	(2,506)	(2,496)
Capitalized interest	(325)	(1,158)	(2,116)	(1,577)	(2,881)
Preferred share dividends	(5,244)	-	-	-	(3,146)
Earnings as Defined	$(4,255)	$15,077	$43,617	$70,751	$88,866

Fixed Charges
Interest expense including amortization of deferred financing fees	$30,007	$33,397	$29,013	$36,518	$42,609
Capitalized interest	325	1,158	2,116	1,577	2,881
Interest portion of rent expense	302	320	321	319	300
Fixed Charges	30,634	34,875	31,450	38,414	45,790
Preferred share dividends	5,244	-	-	-	3,146
Combined Fixed Charges and Preferred Dividends	$35,878	$34,875	$31,450	$38,414	$48,936

Ratio of Earnings to Fixed Charges	(a)	(b)	1.39	1.84	1.90

Ratio of Earnings to Combined Fixed Charges and Preferred Dividends	(a)	(b)	1.39	1.84	1.82

(a)
Due to the pretax loss from continuing operations for year ended December 31, 2011,  the ratio coverages were less than 1:1. We would have needed to generate additional earnings of $40.2 million to achieve a coverage of 1:1 for 2011.

The pretax loss from continuing operations before adjustment for noncontrolling interest for the year ended December 31, 2011 includes an asset impairment provision of $27.8 million and an impairment provision on equity investments in unconsolidated joint ventures of $9.6 million.

(b)
Due to the pretax loss from continuing operations for year ended December 31, 2010,  the ratio coverages were less than 1:1. We would have needed to generate additional earnings of $19.8 million to achieve a coverage of 1:1 for 2010.

The pretax loss from continuing operations before adjustment for noncontrolling interest for the year ended December 31, 2010 includes an asset impairment provision of $28.8 million and an impairment provision on equity investments in unconsolidated joint ventures of $2.7 million.